MERCURY FUNDS, INC. Mercury Select Growth Fund

DEAR SHAREHOLDER:

A Special Meeting of Shareholders of the Mercury Select Growth Fund (the “Fund”), a series of Mercury Funds, Inc. (the “Corporation”), has been scheduled for Friday, July 12, 2002. If you are a Shareholder of record as of the close of business on Monday, April 22, 2002, you are entitled to vote at the meeting and at any adjournment of the meeting.

While you are, of course, welcome to join us at the meeting, most Shareholders will cast their votes by filling out and signing the enclosed Proxy Card. Whether or not you plan to attend the meeting, we need your vote. Please mark, sign, and date the enclosed Proxy Card and return it promptly in the enclosed, postage-paid envelope so that the maximum number of shares may be voted. You can also vote over the telephone or the Internet by following the enclosed instructions.

You are being asked to vote on an Agreement and Plan of Reorganization that would reorganize your Fund into the Turner Large Cap Growth Opportunities Fund (“Turner Fund”), a series of the Turner Funds. In connection with the reorganization, you will receive Class I shares of the Turner Fund with the same aggregate net asset value as the Fund shares owned by you immediately prior to the reorganization. The Board of Directors of the Fund has recommended approval of the reorganization. We encourage you to support the Directors’ recommendation to approve the proposal.

The accompanying Proxy Statement/Prospectus includes a detailed description of the proposal upon which you are being asked to vote. Please read the enclosed materials carefully and cast your vote. Remember, your vote is important to us. Please do not hesitate to call our proxy solicitor, Georgeson Shareholder, at 1-866-333-7856 if you have any questions about the proposal under consideration. Thank you for taking the time to consider this important proposal and for your investment in the Fund.

Sincerely, Susan Baker Secretary